UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: March 14, 2013 to June 7, 2013

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Launch of Shams 1, The World’s Largest Concentrated Solar Power Plant, Abu Dhabi, UAE
EX 99.2:	Total Sells 25% Interest in Italy’s Tempa Rossa Field to Mitsui, Italy
EX 99.3:	Total inaugurates its new Pangea supercomputer, ranking it among the global top ten in terms of computing power, France
EX 99.4:	Total Launches Moho Nord Development, Republic of the Congo
EX 99.5:	Total quarterly ex-dividend dates for dividend 2014, France
EX 99.6:	Total sells its 49% interest in the Voyageur Upgrader project to partner Suncor Energy, Canada
EX 99.7:	2012 Annual Reports, France
EX 99.8:	Veolia Environnement and Total Inaugurate Osilub Recycling Plant in Normandy that Regenerates Used Oil as High-End Engine Oil, France
EX 99.9:	Annual Shareholders’ Meeting (ordinary and extraordinary) on Friday, May 17, 2013, France
EX 99.10	Ivoire-1X exploration well on Block CI-100 encountered a horizon with high-quality oil, Ivory Coast
EX 99.11:	First Quarter 2013 Results, France
EX 99.12:	Total announces its interim dividend for the first quarter 2013, France
EX 99.13:	Techdrill—TOTAL S.A., France
EX 99.14:	Total Recognized by Peers for Its Deep Offshore Expertise, France
EX 99.15:	Total wins 10 exploration licenses during Brazil’s 11th Bid Round, Brazil
EX 99.16:	Ordinary and Extraordinary Shareholders’ meeting of May 17, 2013, France
EX 99.17:	Qatar Petroleum International (QPI) and Total seal a strategic partnership, Congo
EX 99.18:	Total sanctions a major project to modernize the Antwerp refining and petrochemical platform, Belgium
EX 99.19:	The Port Arthur Steam Cracker in Texas is Now Processing Ethane from Shale Gas, United States
EX 99.20:	Total S.A confirms resolution of U.S. investigation, United States
EX 99.21:	Total announces its decision in a competition between ad agencies: Publicis Conseil for Corporate and BETC for Marketing & Services, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: June 10, 2013	By:	/s/ Humbert de Wendel
Name: Humbert de WENDEL Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1: Abu Dhabi, UAE: Launch of Shams 1, The World’s Largest Concentrated Solar Power Plant (March 17, 2013)

➢	EXHIBIT 99.2: Italy: Total Sells 25% Interest in Italy’s Tempa Rossa Field to Mitsui (March 18, 2013)

➢	EXHIBIT 99.3: France: Total inaugurates its new Pangea supercomputer, ranking it among the global top ten in terms of computing power (March 21, 2013)

➢	EXHIBIT 99.4: Republic of the Congo : Total Launches Moho Nord Development (March 22, 2013)

➢	EXHIBIT 99.5: France: Total quarterly ex-dividend dates for dividend 2014 (March 27, 2013)

➢	EXHIBIT 99.6: Canada: Total sells its 49% interest in the Voyageur Upgrader project to partner Suncor Energy (March 28, 2013)

➢	EXHIBIT 99.7: France: 2012 Annual Reports (March 28, 2013)

➢	EXHIBIT 99.8: France: Veolia Environnement and Total Inaugurate Osilub Recycling Plant in Normandy that Regenerates Used Oil as High-End Engine Oil (April 11, 2013)

➢	EXHIBIT 99.9: France: Annual Shareholders’ Meeting (ordinary and extraordinary) on Friday, May 17, 2013 (April 24, 2013)

➢	EXHIBIT 99.10: Ivory Coast: Ivoire-1X exploration well on Block CI-100 encountered a horizon with high-quality oil (April 25, 2013)

➢	EXHIBIT 99.11: France: First Quarter 2013 Results (April 26, 2013)

➢	EXHIBIT 99.12: France: Total announces its interim dividend for the first quarter 2013 (April 26, 2013)

➢	EXHIBIT 99.13: Techdrill—TOTAL S.A. (April 30, 2013)

➢	EXHIBIT 99.14: France: Total Recognized by Peers for Its Deep Offshore Expertise (May 6, 2013)

➢	EXHIBIT 99.15: Brazil: Total wins 10 exploration licenses during Brazil’s 11th Bid Round (May 16, 2013)

➢	EXHIBIT 99.16: France: Ordinary and Extraordinary Shareholders’ meeting of May 17, 2013 (May 17, 2013)

➢	EXHIBIT 99.17: Congo: Qatar Petroleum International (QPI) and Total seal a strategic partnership in Congo (May 22, 2013)

➢	EXHIBIT 99.18: Belgium: Total sanctions a major project to modernize the Antwerp refining and petrochemical platform (May 22, 2013)

➢	EXHIBIT 99.19: United States: The Port Arthur Steam Cracker in Texas is Now Processing Ethane from Shale (May 23, 2013)

➢	EXHIBIT 99.20: United States: Total S.A confirms resolution of U.S. investigation (May 29, 2013)

➢	EXHIBIT 99.21: France: Total announces its decision in a competition between ad agencies: Publicis Conseil for Corporate and BETC for Marketing & Services (May 31, 2013)